August 7, 2013

VIA EDGAR

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Hovnanian Enterprises, Inc.
Registration Statement on Form S-3
Filed July 3, 2013
File No. 333-189802

Dear Ms. Long:

On behalf of Hovnanian Enterprises, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 26, 2013 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-3 filed on July 3, 2013 (as amended, the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates a limited amount of other information.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

General

1.	It appears that neither K. Hovnanian Enterprises, Inc. nor the subsidiary guarantors listed in the Table of Additional Registrants has filed the Form S-3 on EDGAR. Please ensure that each registrant has properly filed the registration statement.

Each of K. Hovnanian Enterprises, Inc. (“K. Hovnanian”) and the subsidiary guarantors listed in the Table of Additional Registrants to Amendment No. 1 is filing Amendment No. 1 simultaneously herewith.

2.	We note that you are relying on Rule 3-10 of Regulation S-X to provide the financial statements relating to the subsidiary guarantors. Please disclose in the Table of Additional Registrants, and elsewhere as appropriate, that all of the subsidiary guarantors are 100% owned by the parent entity and that the guarantees are full and unconditional and joint and several, to the extent accurate. Where you disclose that the guarantees are full and unconditional, please also describe the circumstances when a guarantor may be released.

The Company has revised the Table of Additional Registrants, the cover page and page 10 of the prospectus to clarify that K. Hovnanian and all of the Additional Registrants are directly or indirectly 100% owned by the Company and that any guarantee issued pursuant to the Registration Statement will be full and unconditional and joint and several. The release provisions relating to K. Hovnanian’s 6.25% Senior Notes due 2016 (the “6.25% Senior Notes”) and K. Hovnanian’s 8.625% Senior Notes due 2017 (the “8.625% Senior Notes”) are described on pages 23 and 63 – 64, respectively, of Amendment No 1. The release provisions relating to guarantees by the subsidiary guarantors, if any, of other securities registered under the Registration Statement have not yet been established and will be described in the applicable prospectus supplement relating thereto. The nature of the guarantees of the 6.25% Senior Notes and the 8.625% Senior Notes are described on pages 22 and 63, respectively, of Amendment No. 1.

Prospectus Cover Page

3.	Please revise the cover page to reflect that you are also registering the guarantees of the debt securities and warrants since the guarantees constitute a separate security. Please refer to Item 501(b)(2) of Regulation S-K.

The Company has revised the prospectus cover page to include the guarantees of the debt securities and warrants.

Description of Debt Securities, page 6

4.	We note that Exhibits 4.23 – 4.27 are Indentures governing specific Senior Secured First Lien Notes, Senior Secured Second Lien Notes, and Senior Notes that have been issued, or will be issued, by K. Hovnanian. Please revise the “Description of Debt Securities” to clarify whether the debt securities being registered may be issued under such indentures. To the extent that such debt securities are being registered, please include a description of such debt securities, as appropriate.

The Company has revised its disclosure on pages 21 – 102 of the Registration Statement to include descriptions of the 6.25% Senior Notes and the 8.625% Senior Notes which clarify that debt securities may be issued under the indentures and supplemental indenture filed under Exhibits 4.23 – 4.25 to Amendment No. 1. The Company has determined that K. Hovnanian will not issue securities under the indentures previously filed under Exhibits 4.23 and 4.24 of the original filing of the Registration Statement and has removed references to such securities and Exhibits.

5.	We note the disclosure on pages 13-14 and 16-17 regarding the release of the obligations of Hovnanian and K. Hovnanian with respect to the Hovnanian and K. Hovnanian debt securities. We further note that Hovnanian and certain subsidiaries of Hovnanian will fully and unconditionally guarantee the debt securities. Please revise your disclosure to clearly state the circumstances under which both the parent guarantor and subsidiary guarantors may be released from their obligations. Please also provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees as required to rely on Rule 3-10 of Regulation S-X.

The Company has also clarified on pages 16-17 of the prospectus the circumstances under which K. Hovnanian may be released from its obligations with respect to the K. Hovnanian debt securities, in which case K. Hovnanian will become a guarantor. We note that there are no provisions regarding the release of the obligations of the Company with respect to the Company or K. Hovnanian debt securities covered by the Registration Statement.

The Company has included descriptions of the release provisions for subsidiary guarantors of the 6.25% Senior Notes and the 8.625% Senior Notes in the newly added descriptions of such securities on pages 21 – 102. We also note that there are no release provisions for the parent guarantor of such 6.25% Senior Notes or 8.625% Senior Notes.

The Company believes that the release provisions do not impair the “full and unconditional” nature of the guarantees of the 6.25% Senior Notes and the 8.625% Senior Notes. The indentures governing the 6.25% Senior Notes and the 8.625% Senior Notes provide that the guarantees of the subsidiary guarantors will be released only:

•

“[i]f all or substantially all of the assets … or all of the Capital Stock of any Guarantor . . . is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise),”

•	“if any Guarantor . . . is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture,” or,

•	“[u]pon the release of the guarantee by a Guarantor . . . under all then outstanding Applicable Debt” under certain circumstances.

Section 2510.5 of the Staff’s Financial Reporting Manual provides that registrants may rely on Rule 3-10 of Regulation
S-X notwithstanding the inclusion of customary release provisions including, among others:

•	when “the subsidiary is sold or sells all of its assets,”

•	when “the subsidiary is declared ‘unrestricted’ for covenant purposes” and

•	when “the subsidiary’s guarantee of other indebtedness is terminated or released,”

all of which are consistent with the release provisions for the guarantees governing the 6.25% Senior Notes and the 8.625% Senior Notes.

The release provisions relating to guarantees by subsidiary guarantors of other securities registered under the Registration Statement have not yet been established, but will be described in the prospectus supplements relating thereto. The guarantees by such subsidiary guarantors will be full and unconditional and the release provisions of such guarantees will be consistent with the requirements of Rule 3-10 of Regulation S-X.

Exhibit 5.1

6.	We note the assumptions on pages 11-14 that the applicable Indentures, Securities Warrants, Subsidiary Warrant Guarantees and the Warrant Agreements have been, or will be, duly authorized, executed and delivered by the Subsidiary Guarantors, as applicable, and that the execution, delivery and performance by the Subsidiary Guarantors do not and will not violate any applicable laws, with the exception that these assumptions are not made with respect to the DGCL, the law of the State of New York, or the federal law of the United States. Please note that these assumptions are not appropriate with respect to the Subsidiary Guarantors. Because many of the Subsidiary Guarantors are incorporated in jurisdictions outside of Delaware or the State of New York, the current carve out as drafted does not exclude the subsidiary guarantors from the assumptions you are making. Please revise the opinion accordingly.

The assumptions in pages 11-15 of the opinion of Simpson Thacher & Bartlett LLP have been revised to be more consistently applicable to the delayed offerings of securities under Rule 415(a)(1)(x) of the Securities Act of 1933 that are contemplated in the Registration Statement. As contemplated by Section II.B.2.a of Staff Legal Bulletin No. 19 (“SLB 19”), the opinion “include[s] assumptions regarding the future issuance of securities that would generally not be acceptable in connection with a non-shelf offering.” The appropriateness of such assumptions is “subject to the understanding that an appropriately unqualified opinion will be filed no later than the closing date of the offering of securities covered by the registration statement.” The Company acknowledges that it will need to file such appropriately unqualified opinions in accordance with the requirements of Form S-3 and the rules applicable to delayed shelf offerings.

Some of the assumptions regarding the future issuance of securities relate to matters of law of jurisdictions that are not expected to be covered by the unqualified opinions Simpson Thacher & Bartlett LLP expects to deliver in connection with offerings of securities pursuant to the Registration Statement. The Company understands the Staff’s position that “an opinion that a debt security or guarantee is a binding obligation of the registrant necessarily encompasses the opinion that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation” (See Section II.B.1.e of SLB 19). The Company acknowledges that in order for assumptions with respect to local jurisdictions to be acceptable in Simpson Thacher & Bartlett’s opinions, the Company will need to file opinions that consider such matters under all relevant jurisdictions no later than the closing date of each offering of the securities covered by the Registration Statement.

7.	We note the opinion in paragraph five on page 16 that the “Guarantees” will constitute valid and legally binding obligations of Hovnanian and the Subsidiary Guarantors, as applicable. We note however that the opinion is limited to the law of the State of New York, the Federal Law of the United States and the DGCL. Please note that in issuing the binding obligation opinion with respect to the Subsidiary Guarantors, the opinion must cover the law of the jurisdiction under which the registrant is organized. Please revise the opinion accordingly. Please note that counsel may engage local counsel to provide the opinion that the Subsidiary Guarantors are validly existing, have the power to create the obligation and have taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. See Section II.B.1.e. of Staff Legal Opinion 19 (Oct 14, 2011). Please also define the term “Guarantees” within the opinion so it is clear as to the “Guarantees” being opined upon.

The Company expects that the contracts governing the Guarantees will be governed by New York law. As noted in Section II.B.1.e of SLB 19, “counsel must opine on the law of the jurisdiction governing the agreement or instrument pursuant to which the debt security or guarantee is issued to determine whether or not it is an enforceable contract, and therefore, a binding obligation.” Accordingly, an opinion that addresses New York law satisfies the obligation to provide the binding obligation opinion.

As noted in response to comment 6 above, to the extent that the Exhibit 5.1 Opinion includes assumptions relating to the jurisdiction in which any Subsidiary Guarantor is organized, the due authorization, execution and delivery of any Guarantee pursuant to laws other than those of the State of New York or the DGCL, the Company will cause an appropriate opinion that addresses such matters to be filed no later than the closing date of the applicable offering.

The term Guarantees is defined on page 3 of Exhibit 5.1 to include Guarantees by Hovnanian, K. Hovnanian or Subsidiary Guarantors, as applicable, of debt securities and warrants, as applicable.

8.	We note the assumption in paragraph five regarding the “Debt Securities, Common Stock, Preferred Stock or Depositary Shares, as applicable, underlying such Guarantees.” Please advise what it means that these securities are “underlying such Guarantees.”

Paragraph 5 of the opinion of Simpson Thacher & Bartlett LLP has been revised to clarify that the guarantees relate only to obligations of debt securities and warrants.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 455-2812 with any questions or further comments you may have regarding the Registration Statement or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Richard Fenyes, Esq.
Richard Fenyes, Esq.